UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BIOFUEL ENERGY CORP.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,460,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,460,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,460,196

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,221,530

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,221,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,221,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,853,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,853,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,853,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		924,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		924,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	924,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital Qualified, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,536,134

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,536,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,536,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital Offshore Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,221,530

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,221,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,221,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS DME Advisors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,171,774

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,171,774

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,171,774

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS DME Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,447,443

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,447,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,447,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010 (“Amendment No. 2”) and Amendment No. 3 filed with the Commission on September 27, 2010 (“Amendment No. 3”).
This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Mr. David Einhorn (the “Principal”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), and DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors” and, together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and the Principal, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., and Advisors GP. Mr. Einhorn is also a Director of the Issuer.
In addition, Advisors GP is the general partner of DME Capital Management, LP, a Delaware limited partnership (“DME CM”). Advisors acts as the investment manager for a managed account (the “Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”). DME Management GP, LLC, a Delaware limited liability company controlled by the Principal (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).
Certain of the Reporting Persons also own membership interests (the “Common Membership Interests”) in BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) on a one-for-one basis. Pursuant to the limited liability company agreement of the LLC, the Common Membership Interests may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Common Membership Interests for Common Stock, the Class B Common Stock attributable to the exchanged Common Membership Interests will be transferred to the Issuer and retired. Holders of Class B Common Stock are entitled to one vote for each share held.

The Reporting Persons are filing this Amendment in connection with an agreement between the Reporting Persons and the Issuer that may result in the acquisition by the Reporting Persons of additional securities of the Issuer. This Amendment is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On December 14, 2010, the Reporting Persons entered into an Amended and Restated Rights Offering Letter Agreement with the Issuer, the LLC, Third Point Loan LLC and Third Point Advisors, LLC (the “A&R ROLA”), which amends and restates the Rights Offering Letter Agreement described in Amendment No. 2 and Amendment No. 3 and filed by the Issuer as Exhibit 10.2 on its Form 8-K, which was filed with the Commission on September 27, 2010. As described below, the A&R ROLA amends, among other things, certain obligations of the parties thereto with respect to a registered offering of rights (the “Rights Offering”) to purchase depositary shares (“Depositary Shares”), each representing a fractional interest in a share of Series A Non-Voting Convertible Preferred Stock of the Issuer (“Series A Non-Voting Convertible Preferred Stock”). The Issuer has filed a Registration Statement on Form S-1 for the Rights Offering (the “Registration Statement”) with the Commission.
Under the A&R ROLA, the Issuer would distribute non-transferable subscription rights to purchase Depository Shares pro rata to each of the Issuer’s record holders of Common Stock. Each Depositary Share would represent a fractional interest in a share of Series A Non-Voting Convertible Preferred Stock (subject to adjustment as described in the A&R ROLA and the Registration Statement) and would entitle the holder to a proportional fractional interest in the rights and preferences of such share of Series A Non-Voting Convertible Preferred Stock, including conversion, dividend, liquidation and voting rights. Pursuant to the A&R ROLA, each share of Series A Non-Voting Convertible Preferred Stock would, following the approval by the holders of Common Stock and Class B Common Stock of the authorization and issuance of additional shares of Common Stock, automatically convert into that number of shares of Common Stock equal to the quotient obtained by dividing the total number of Depository Shares actually purchased in the Rights Offering and pursuant to the Backstop Commitment (as defined in the A&R ROLA) by 2,000,000. Upon conversion of the Series A Non-Voting Convertible Preferred Stock, each Depositary Share would entitle the holder thereof to receive one share of Common Stock and, upon the distribution of one share of Common Stock to the holder of each such Depositary Share, each such Depositary Share would be automatically cancelled and have no further value.
Concurrent with the Rights Offering, the A&R ROLA provides that the LLC would conduct a private placement of a new class of preferred membership interests in the LLC. Under the A&R ROLA, the LLC’s concurrent private placement is structured so as to provide the holders of Common Membership Interests (other than the Issuer) with a private placement that is economically equivalent to the Rights Offering, as described in more detail in the A&R ROLA.
In addition, certain Reporting Persons, Third Point Loan LLC and Third Point Advisors, LLC (collectively, the “Backstop Parties”) have agreed, pursuant to the A&R ROLA and subject to certain conditions and possible reductions, to purchase Depositary Shares in an amount equal to their full pro rata subscription in the Rights Offering, to participate for their full pro rata privileges to purchase preferred membership interests in the LLC’s concurrent private placement and to purchase immediately prior to expiration of the

Rights Offering all of the available Depositary Shares not otherwise sold in the Rights Offering and to purchase all of the available preferred membership interests in the LLC not otherwise sold in the LLC’s concurrent private placement. Notwithstanding the foregoing, the A&R ROLA provides that the number of Depository Shares and preferred membership interests that the Backstop Parties would otherwise be required to purchase pursuant to the preceding sentence may be reduced in certain circumstances. In the event the number of Depository Shares that the Backstop Parties would otherwise be required to purchase is reduced, the Backstop Parties could instead purchase Class B Preferred Membership Interests in the LLC, the terms of which are set forth in the A&R ROLA.
The A&R ROLA provides that the proceeds of the Rights Offering, the LLC’s concurrent private placement and the Backstop Commitment be used (i) first, to repay all amounts owed under the Loan Agreement, dated September 24, 2010, among the Issuer, the Reporting Persons and Third Point Loan LLC (the “Loan Agreement”); (ii) second, to repay all amounts owed under the Mezzanine Loan Agreement (as defined in the Loan Agreement); (iii) third, to make the Cargill Payment (as defined in the A&R ROLA); and (iv) fourth, to pay certain fees and expenses incurred in connection with the Rights Offering and the LLC’s concurrent private placement.
In connection with the Rights Offering and the Concurrent Private Placement, the Issuer and the Backstop Parties entered into an Amended and Restated Registration Rights Agreement on December 15, 2010 that provides registration rights, under certain circumstances and subject to certain restrictions set forth therein, with respect to, among other things, certain shares of Common Stock and Common Membership Interests acquired in connection with the Rights Offering and the LLC’s concurrent private placement and certain warrants that may be issued if the Bridge Loan (as defined in Amendment No. 2 and Amendment No. 3) is not paid in full on or prior to March 24, 2011. Such registration rights would be in addition to the registration rights currently held by the Backstop Parties for shares of Common Stock currently held by them and for shares of Common Stock issuable upon exchange of Common Membership Interests currently held by the Backstop Parties.
The Reporting Persons and the Issuer also entered into an Amended and Restated Voting Agreement on December 14, 2010 (the “A&R Voting Agreement”) in connection with the A&R ROLA. The A&R Voting Agreement requires, among other things, that the Reporting Persons cast their votes:
(a)	in favor of at least two directors that are not affiliated with, or employed by, and are otherwise independent of, the Reporting Persons; and

(b)
in favor of certain proposals intended to facilitate the consummation of the transactions contemplated by the A&R ROLA for which the Issuer will seek stockholder approval at a meeting of the Issuer’s stockholders, as set forth in the Issuer’s Preliminary Proxy Statement filed with the Commission on November 15, 2010, including, but not limited to, a proposal to amend the Issuer’s Amended and Restated Certificate of Incorporation to increase the number of authorized but unissued shares of Common Stock from 100,000,000 to 140,000,000 and Class B Common Stock from 50,000,000 to 75,000,000.

Consistent with the Reporting Persons’ investment purpose, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.
Also, consistent with their investment purpose, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.
Third Point Loan LLC participated in the Bridge Loan and Third Point Loan LLC and Third Point Advisors, LLC, each of which are affiliated with Third Point, LLC (“Third Point”), are Backstop Parties and have agreed to participate in the Rights Offering and the LLC’s concurrent private placement pursuant to the A&R ROLA. According to Amendment No. 3 to Schedule 13D filed on behalf of Third Point with the Commission on September 28, 2010, Third Point beneficially owned 5,803,284 shares of Common Stock, representing approximately 22.8% of the issued and outstanding Common Stock of the Issuer. By virtue of the participation of the Reporting Persons and Third Point in the Bridge Loan and the Rights Offering, such parties may be deemed to have formed a “group” within the meaning of Section 13(d) under the Act. If the Reporting Persons and Third Point are deemed to have formed a group, the group may be deemed, collectively, to beneficially own approximately 17,656,784 shares of Common Stock, representing approximately 62.6% of the issued and outstanding shares of Common Stock of the Issuer. Although, as indicated above, the Reporting Persons may be deemed members of a group within the meaning of Section 13(d) of the Act with Third Point, the Reporting Persons expressly disclaim membership in a group with Third Point or any other person.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended to add the following:
Third Point Loan LLC participated in the Bridge Loan and Third Point Loan LLC and Third Point Advisors, LLC, each of which are affiliated with Third Point, are Backstop Parties and have agreed to participate in the Rights Offering and the LLC’s concurrent private placement pursuant to the A&R ROLA. According to Amendment No. 3 to Schedule 13D filed on behalf of Third Point with the Commission on September 28, 2010, Third Point beneficially owned 5,803,284 shares of Common Stock, representing approximately 22.8% of the issued and outstanding Common Stock of the Issuer. By virtue of the participation of the Reporting Persons and Third Point in the Bridge Loan and the Rights Offering, such parties may be deemed to have formed a “group” within the meaning of Section 13(d) under the Act. If the Reporting Persons and Third Point are deemed to have formed a group, the group may be deemed, collectively, to beneficially own approximately 17,656,784 shares of Common Stock, representing approximately 62.6% of the issued and outstanding shares of Common Stock of the Issuer. Although, as indicated above, the Reporting Persons may be deemed members of a group within the meaning of Section 13(d) of the Act with Third Point, the Reporting Persons expressly disclaim membership in a group with Third Point or any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:
See Item 4.

Item 7.	Material to be Filed as Exhibits
Exhibits
10.1
Amended and Restated Rights Offering Letter Agreement, dated as of December 14, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd., Third Point Loan LLC and Third Point Advisors, LLC

10.2
Amended and Restated Voting Agreement, dated as of December 14, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd. and Greenlight Reinsurance, Ltd.

10.3
Amended and Restated Registration Rights Agreement, dated as of December 15, 2010, by and among the Issuer, Greenlight Capital, LP, Greenlight Capital Qualified, LP, Greenlight Capital (Gold), LP, Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd., Third Point Partners LP, Third Point Partners Qualified, L.P., Third Point Loan LLC and Daniel S. Loeb

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 17, 2010

Greenlight Capital, L.L.C.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital, L.P.
By:	Greenlight Capital, L.L.C., its General Partner

By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital Qualified, L.P.
By:	Greenlight Capital, L.L.C., its General Partner

By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital Offshore Partners
By:	Greenlight Capital, Inc., its Investment Manager

By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

DME Advisors GP, L.L.C.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.
By:	DME Advisors GP, L.L.C., its General Partner

By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

/s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

*
The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Securities and Exchange Commission on June 26, 2007 by the Reporting Persons with respect to the shares of Common Stock of BioFuel Energy Corp., is hereby incorporated by reference.

**
The Power of Attorney, executed by David Einhorn and authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, that was filed as an exhibit to that Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.